19003154

N

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2019

Washington DC
408

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SEC FILE NUMBER
8-10938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dupree & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 South Mill Street
(No. and Street)

Lexington	KY	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen E. Grimes, III (859) 254-7741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dean Dorton Allen Ford, PLLC
(Name – *if individual, state last, first, middle name*)

106 West Vine St, Ste 600	Lexington	KY	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Allen E. Grimes, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dupree & Company, Inc., as of February 13, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Commonwealth of Kentucky
County of Fayette
February 21, 2019

#565908

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEANDORTON

DEAN DORTON ALLEN FORD, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. (the Company) as of December 31, 2018 and 2017, the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dean Dorton Allen Ford, PLLC

We have served as the Company's auditor since 2009.

Lexington, Kentucky
February 13, 2019

DUPREE & COMPANY, INC.

Statements of Financial Condition

December 31, 2018 and 2017

	2018	2017
Assets		
Current assets:		
Cash and cash equivalents	$ 308,959	$ 92,246
Accounts receivable	570,389	615,342
Prepaid expenses	26,113	28,489
Total current assets	905,461	736,077
Trading securities, at market	24,471	23,049
Property and equipment, net	28,311	37,475
Total assets	$ 958,243	$ 796,601
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 37,778	$ 73,220
Accrued expenses	19,531	27,872
Total liabilities	57,309	101,092
Stockholders' equity:		
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	828,528	623,103
Total stockholders' equity	900,934	695,509
Total liabilities and stockholders' equity	$ 958,243	$ 796,601

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Income

Years ended December 31, 2018 and 2017

	2018	2017
Revenue:		
Investment advisory and transfer agent fees	$ 6,967,442	$ 7,326,312
Interest and dividends	617	606
Unrealized gain on trading securities	1,422	2,010
Total revenue	6,969,481	7,328,928
Expenses:		
Salaries	2,289,309	2,681,064
Shareholder maintenance and dealer agreements	374,047	388,166
Professional fees	291,329	275,821
Taxes and licenses	220,921	224,101
Insurance	119,973	114,770
Rent	105,080	108,347
Maintenance and repairs	96,349	89,067
Dues and subscriptions	86,652	82,229
Office supplies & expenses	30,837	19,988
Marketing	24,725	73,069
Depreciation	15,374	16,350
Regulatory fees	14,238	12,280
Travel and entertainment	11,952	29,654
Bank service charges	10,248	11,535
Telephone	8,781	9,074
Postage and shipping	6,911	5,040
Contributions	4,900	10,500
Other operating expenses	-	12
Total expenses	3,711,626	4,151,067
Net income	$ 3,257,855	$ 3,177,861

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2018 and 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2016	$ 68,000	$ 4,406	$ 894,272	$ 966,678
Net income	-	-	3,177,861	3,177,861
Dividends	-	-	(3,449,030)	(3,449,030)
Balances, December 31, 2017	68,000	4,406	623,103	695,509
Net income	-	-	3,257,855	3,257,855
Dividends	-	-	(3,052,430)	(3,052,430)
Balances, December 31, 2018	$ 68,000	$ 4,406	$ 828,528	$ 900,934

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net income	$ 3,257,855	$ 3,177,861
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on trading securities	(1,422)	(2,913)
Depreciation	15,374	16,350
Increase (decrease) in cash and cash equivalents due to changes in:		
Accounts receivable	44,953	10,718
Prepaid expenses	2,376	637
Accounts payable	(35,442)	63,911
Accrued expenses	(8,341)	(3,248)
Net cash provided by operating activities	3,275,353	3,263,316
Cash flows from investing activities:		
Purchase of property and equipment	(6,210)	-
Payments received on notes receivable	-	19,085
Net cash (used in) provided by investing activities	(6,210)	19,085
Cash flows from financing activities:		
Dividend distributions	(3,052,430)	(3,449,030)
Stockholder advance	-	49,992
Net cash used in financing activities	(3,052,430)	(3,399,038)
Net increase (decrease) in cash and cash equivalents	216,713	(116,637)
Cash and cash equivalents, beginning of year	92,246	208,883
Cash and cash equivalents, end of year	$ 308,959	$ 92,246
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 97,537	$ 96,183

See accompanying notes.

DUPREE & COMPANY, INC.

Notes to the Financial Statements

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is registered as a broker-dealer and registered investment adviser with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exclusively engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds), a related party (see Note 6).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels. The Company has not experienced any losses on such accounts. Management believes the Company is not exposed to any significant risk on bank deposits.

Accounts Receivable

Accounts receivable consist of amounts due from the Funds, primarily for fees billed for investment advisory and transfer agent services and are generally unsecured. The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Trading Securities

Trading securities, which includes equity securities with readily determinable fair values, are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The

2. Summary of Significant Accounting Policies, continued

gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company has a capitalization threshold of $500. Repairs and maintenance costs are expensed as incurred.

Depreciation expense during 2018 and 2017 was $15,374 and $16,350, respectively. The Company has no planned major maintenance activities.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year. As such, no accrual for compensated absences is required.

Revenue Recognition

The majority of the Company's revenues are derived from providing investment advisory and transfer agent services on a daily basis to the Funds, which is an investment company organized under the Investment Company Act of 1940. The Company believes the performance obligation for providing these services is satisfied over time because the Funds are receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the assets under management and are received in arrears on a monthly basis. The income is recognized as revenue in the respective month for which the fees relate. Interest income is recorded in the year in which it is earned.

Marketing Expense

The Company expenses all costs associated with marketing shares of the Funds as they are incurred. Marketing expense was $24,725 and $73,069 for the years ended December 31, 2018 and 2017, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the stockholders report their respective shares of federal income or loss on their own tax returns. Because of the Company's tax status, the financial statements do not reflect a federal tax provision or any related tax assets and liabilities. Federal income taxes will be paid by the Company's stockholders. State and local taxes of $19,531 and $27,872, have been accrued as of December 31, 2018 and 2017, respectively.

Accounting principles generally accepted in the United States of America require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of December 31, 2018, there are no uncertain tax positions that would require recognition of a liability (or asset) or disclosure in the financial statements.

2. Summary of Significant Accounting Policies, continued

The Company is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress. The Company's income is no longer subject to federal or state income tax examinations by tax authorities for tax years before 2015.

Subsequent Events

Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through the date the financial statements were issued. There were no subsequent events to report that would have a material effect on the Company's financial statements.

3. Trading Securities

Trading securities consist of the following as of December 31, 2018 and 2017:

	2018		2017	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 24,471	$ 2,200	$ 23,049	$ 2,200

The Company has determined the fair value of its trading securities through application of GAAP. Trading securities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Trading securities valued using Level 2 inputs are based primarily on quoted prices for similar trading securities in active or inactive markets. Trading securities valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the trading security. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2018				
Trading securities	$ 24,471	$ 24,471	$ -	$ -
December 31, 2017				
Trading securities	$ 23,049	$ 23,049	$ -	$ -

The following is a description of the valuation methodology used for assets measured at fair value. There were no changes in the methodology used to measure fair value during the year ended December 31, 2018.

Trading securities: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Property and Equipment

Property and equipment consists of the following as of December 31, 2018 and 2017:

	2018	2017
Office furniture and equipment	$ 294,233	$ 288,023
Leasehold improvements	28,224	28,224
	322,457	316,247
Less accumulated depreciation	(294,146)	(278,772)
Property and equipment, net	$ 28,311	$ 37,475

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2018, the Company had net capital as defined by Rule 15c3-1 of $706,237, which was $456,237 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.081 to 1.

As of December 31, 2017, the Company had net capital as defined by Rule 15c3-1 of $479,393, which was $229,393 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.211 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor pursuant to investment advisory agreements renewed November 1, 2018, which remain in effect until October 31, 2019 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Income Series
- Dupree Mutual Funds Kentucky Tax-Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

6. Investment Advisory and Transfer Agent Fee, continued

Subject to the direction of the trustees of the Funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% of the average daily net asset value in excess of $1,000,000,000. For 2018 and 2017, the Company waived investment advisory fees of $198,480 and $164,130, respectively, which are excluded from investment advisory and transfer agent fees in the accompanying statements of income.

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement dated November 1, 1997, and subsequently amended thereafter. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Revenues from Contracts with Customer

The following table presents the Company's total revenues from its contracts with the Funds:

	2018	2017
Asset management fees:		
Investment advisory fees	$ 5,306,466	$ 5,583,107
Transfer agent fees	1,660,976	1,743,205
Total	$ 6,967,442	$ 7,326,312

The Company recognizes revenues from contracts with its sole customer, the Funds, when the performance obligation is satisfied, which is when the promised goods or services are transferred to the Funds. A good or service is considered to be transferred when the Funds obtain control, which is represented by the transfer of rights with regard to the good or service. Transfer of control happens either over time or a point in time. When a performance obligation is satisfied over time, an entity is required to select a single method of measuring progress for each performance obligation that depicts the entity's performance in transferring control of goods or services to the customer.

Substantially all the Company's revenues from its contracts with the Funds are derived primarily from investment advisory and transfer agent agreements with related parties (See Note 6). These fees are recognized over time, are earned from the Funds and are calculated based on a percentage of the Funds' average daily net assets. There is no significant judgment in calculating amounts due which are invoiced monthly in arrears and

7. Revenues from Contracts with Customer, continued

are not subject to any potential reversal. Progress is measured using the practical expedient under the output method resulting in the recognition of revenue in the amount for which the Company has a right to invoice.

There are no contract assets or liabilities that arise in connection with the recognition of investment advisory and/or transfer agent fee revenue. In addition, there are no costs incurred to obtain or fulfill the contracts with the Funds, all of which are investment advisory and transfer agent agreements with related parties.

8. Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) for all eligible employees. The Plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $18,500, plus any applicable catch-up contributions, in both 2018 and 2017. The Company does not match employee contributions.

9. Contingencies and Commitments

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2023.

The aggregate annual rentals for this office space are:

Year ending December 31,	
2019	$ 93,392
2020	93,392
2021	95,576
2022	106,494
2023	88,745
	$ 477,599

Rental expense charged to operations for 2018 and 2017 was $105,080 and $108,347, respectively.

Service Agreement

In June 2010, the Company entered into a service agreement with Fidelity National Information Services (FIS), formerly Sungard Shareholder Systems. The Company began utilizing FIS's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement renews on a year-by-year basis.

10. Concentrations and Credit Risks

The Company derives a major portion of its revenue from the Funds. During 2018 and 2017, revenues from the Funds aggregated $6,967,442 and $7,326,312, respectively. As of December 31, 2018 and 2017, amounts due from the Funds included in accounts receivable were $570,389 and $615,342, respectively.

11. Recently Issued and Adopted Accounting Pronouncements

In May 2014, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach. Additionally, this guidance requires improved disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, FASB issued ASU 2015-14, *Deferral of the Effective Date (ASU 2015-14)*, which amends ASU 2014-09. The Company adopted ASU 2014-09 effective as of January 1, 2018. The Company adopted this standard under the modified retrospective method and has determined the standard did not have a material impact on the Company's historical pattern of recognizing revenue from its contracts with customers.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)* (ASU 2016-02). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, *Leases*. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). This update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This update requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is in the process of evaluating the impact of this new guidance.

DUPREE & COMPANY, INC.

Schedule I - Computation of Net Capital
under SEC Rule 15c3-1

December 31, 2018

	Computations per Part IIA Form X-17A-5 (*Unaudited*)	Computations per Audit
Net Capital		
Stockholders' equity	$ 900,934	$ 900,934
Deductions/charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	28,311	28,311
Other assets	162,590	162,590
Net capital before haircuts on securities positions	710,033	710,033
Haircuts on securities:		
Other securities	3,796	3,796
Net capital	706,237	706,237
Minimum net capital required:		
6 2/3% of aggregate indebtedness or $250,000, whichever is greater	250,000	250,000
Excess net capital	$ 456,237	$ 456,237
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses	$ -	$ 57,309
Total aggregate indebtedness	$ -	$ 57,309
Ratio of aggregate indebtedness to net capital	0 to 1	0.081 to 1

Except as noted above, there are no material differences between the preceding computations and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2018.

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule II - Computation for Determination of Reserve
Requirements under SEC Rule 15c3-3

December 31, 2018

Dupree & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(1).

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule III - Information Relating to Possession or
Control Requirements under SEC Rule 15c3-3

December 31, 2018

Dupree & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(1).

See report of independent registered public accounting firm.

DEANDORTON

DEAN DORTON ALLEN FORD, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have reviewed management's statements, included in the accompanying Management Exemption Report under SEC Rule 15c3-3, in which *(a)* Dupree & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(1) (the exemption provisions) and *(b)* the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Dean Dorton Allen Ford, PLLC

Lexington, Kentucky
February 13, 2019

106 W. Vine Street, Suite 600 • Lexington, KY 40507 • 859-255-2341 phone • 859-255-0125 fax
500 W. Jefferson Street, Suite 1400 • Louisville, KY 40202 • 502-589-6050 phone • 502-581-9016 fax deandorton.com

DUPREE & COMPANY, INC.

Management Exemption Report under SEC Rule 15c3-3

December 31, 2018

Dupree & Company, Inc. (the Company) claims an exemption under SEC Rule 15c3-3(k)(1)-Limited business (mutual funds and/or variable annuities only). The Company affirmatively states that it has met all provisions of the aforesaid exemption throughout the year ended December 31, 2018 without exception.

[signature]	2-13-19
Allen E. Grimes, III, President	Date

See report of independent registered public accounting firm.

CONTENTS

Pages

Form X-17A-5 Part III .... 1 - 2

Report of Independent Registered Public Accounting Firm 3

Financial Statements:
- Statements of Financial Condition 4
- Statements of Income 5
- Statements of Changes in Stockholders' Equity 6
- Statements of Cash Flows 7

Notes to the Financial Statements .... 8 - 14

Supplementary Information:
- Schedule I - Computation of Net Capital under SEC Rule 15c3-1 15
- Schedule II - Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 16
- Schedule III - Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 17

Exemption Report:
- Report of Independent Registered Public Accounting Firm 18
- Management Exemption Report 19